Exhibit 99.3

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS RIDGEWOOD MAINE HYDRO PARTNERS, L.P. December 31, 2005, 2004 and 2003 (As Restated)

C O N T E N T S

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Partners
Ridgewood Maine Hydro Partners, L.P.

We have audited the accompanying balance sheets of Ridgewood Maine Hydro Partners, L.P. (a Delaware limited partnership) as of December 31, 2005, 2004 and 2003, and the related statements of operations, changes in partners’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Maine Hydro Partners, L.P. as of December 31, 2005, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements as of and for the year ended December 31, 2003 have been restated as discussed in Note B to the financial statements.

/s/ GRANT THORNTON LLP
Edison, New Jersey
June 5, 2007

Ridgewood Maine Hydro Partners, L.P.

BALANCE SHEETS

December 31,

	2005	2004	2003
ASSETS			(Restated)

Current assets
Cash and cash equivalents	$769,905	$77,209	$186,055
Trade receivables	959,467	735,645	777,948
Due from affiliates	-	310,991	355,945
Other current assets	34,368	11,686	29,165

Total current assets	1,763,740	1,135,531	1,349,113

Property, plant and equipment, net	1,396,992	1,420,775	1,458,801
Electricity sales agreements, net	2,858,494	3,881,023	4,944,886
Other assets	97,629	94,496	121,789

Total assets	$6,116,855	$6,531,825	$7,874,589

LIABILITIES AND PARTNERS’ EQUITY

Current liabilities
Accounts payable and accrued expenses	$177,119	$36,830	$281,891
Due to affiliates	400,506	380,404	832,024
Loans payable - current portion	27,434	67,053	-
Deferred revenue	57,120	57,120	57,120

Total current liabilities	662,179	541,407	1,171,035

Loans payable - noncurrent portion	12,211	39,645	-
Deferred revenue - noncurrent portion	114,200	171,320	228,440

Total liabilities	788,590	752,372	1,399,475

Commitments and contingencies

Partners’ equity	5,328,265	5,779,453	6,475,114

Total liabilities and partners’ equity	$6,116,855	$6,531,825	$7,874,589

The accompanying notes are an integral part of these statements.

Ridgewood Maine Hydro Partners, L.P.

STATEMENTS OF OPERATIONS

Years ended December 31,

	2005	2004	2003
			(Restated)

Power generation revenue	$4,806,517	$3,429,321	$3,533,060
Cost of revenues	3,116,771	2,869,518	3,343,612

Gross profit	1,689,746	559,803	189,448

Operating expenses
General and administrative expenses	198,808	216,274	640
Impairment of electricity generating assets	119,298	158,033	530,376
Impairment of electricity sales agreements	190,864	197,098	913,703

Total operating expenses	508,970	571,405	1,444,719

Income (loss) from operations	1,180,776	(11,602)	(1,255,271)

Other income (expense)
Interest (expense) income, net	(5,421)	(4,133)	209
Other income	57,121	1,074,623	162,532

Total other income, net	51,700	1,070,490	162,741

Net income (loss)	$1,232,476	$1,058,888	$(1,092,530)

The accompanying notes are an integral part of these statements.

Ridgewood Maine Hydro Partners, L.P.

STATEMENTS OF CHANGES IN PARTNERS’ EQUITY

Years ended December 31, 2003, 2004 and 2005

Total
partners’ equity

Partners’ equity, January 1, 2003, as restated	$8,773,316
Cash distributions	(1,205,672)
Net loss	(1,092,530)

Partners’ equity, December 31, 2003, as restated	6,475,114
Cash distributions	(1,754,549)
Net income	1,058,888

Partners’ equity, December 31, 2004	5,779,453
Cash distributions	(1,683,664)
Net income	1,232,476

Partners’ equity, December 31, 2005	$5,328,265

The accompanying notes are an integral part of these statements.

Ridgewood Maine Hydro Partners, L.P.

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2005	2004	2003
			(Restated)
Cash flows from operating activities
Net income (loss)	$1,232,476	$1,058,888	$(1,092,530)
Adjustments to reconcile net income (loss) to
net cash provided by operating activities
Deferred revenue	(57,120)	(57,120)	(57,120)
Depreciation and amortization	910,434	922,913	1,144,161
Impairment of electricity generating assets	119,298	158,033	530,376
Impairment of electricity sales agreements	190,864	197,098	913,703
Changes in operating assets and liabilities
Trade receivables	(223,822)	42,303	(183,629)
Due to/from affiliates, net	331,093	(406,666)	224,350
Other current assets	(15,607)	17,479	129,066
Other assets	(10,208)	27,293	(127,839)
Accounts payable and accrued expenses	140,289	(245,061)	43,600

Total adjustments	1,385,221	656,272	2,616,668

Net cash provided by operating activities	2,617,697	1,715,160	1,524,138

Cash flows from investing activities
Capital expenditures	(174,284)	(28,648)	(143,723)

Cash flows from financing activities
Repayments of loan payable	(67,053)	(40,809)	-
Cash distributions to partners	(1,683,664)	(1,754,549)	(1,205,672)

Net cash used in financing activities	(1,750,717)	(1,795,358)	(1,205,672)

Net increase (decrease) in cash and cash
equivalents	692,696	(108,846)	174,743

Cash and cash equivalents, beginning of year	77,209	186,055	11,312

Cash and cash equivalents, end of year	$769,905	$77,209	$186,055

Supplemental disclosure of cash flow information:
Cash paid during the year for
Interest	$5,421	$4,133	$-

Supplemental disclosure of noncash investing and
financing activities:
Vehicles acquired under finance agreement	$-	$147,507	$-

The accompanying notes are an integral part of these statements.

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

NOTE A - DESCRIPTION OF BUSINESS

On August 15, 1996, Ridgewood Maine Hydro Partners, L.P. was formed as a Delaware limited partnership (“Partnership”).  Ridgewood Maine Hydro Corporation, a Delaware corporation (“RMHCorp”), is the sole general partner of the Partnership and is owned equally by Ridgewood Electric Power Trust IV (“Trust IV”) and Ridgewood Electric Power Trust V (“Trust V”), both Delaware business trusts (collectively, the “Trusts”).  The Trusts are equal limited partners in the Partnership and have a common Managing Shareholder, Ridgewood Renewable Power LLC (“RRP”). The Partnership shall continue to exist until December 31, 2046 unless terminated sooner by certain provisions of the Partnership Agreement.

On December 23, 1996, in a merger transaction, the Partnership acquired 14 hydroelectric projects located in Maine (the “Maine Hydro Projects”) from CHI Energy, Inc. (CHI Energy, Inc. was subsequently acquired by and became a subsidiary of Enel North America, Inc.).  Maine Hydro Projects have electrical generating capacity of 11.3 megawatts and are operated under contract by Ridgewood Power Management LLC (“RPM”), an affiliate of RRP.  The electricity generated is sold under long-term electricity sales agreements.  All the electricity sales agreements to the Partnership are with either Central Maine Power Company (“CMP”) or Bangor Hydro-Electric Company (“BHC”).

NOTE B - RESTATEMENT OF FINANCIAL STATEMENTS

The Partnership has identified a series of adjustments that have resulted in the restatement of the previously issued financial statements for the year ended December 31, 2003.

The following table presents the effects of the restatement adjustments upon the Partnership’s previously reported balance sheet and statement of operations as of December 31, 2003:

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE B (continued)

	December 31, 2003
	Previously
BALANCE SHEET	reported	Adjustments		Restated

ASSETS

Current assets	$1,342,096	$7,017	(A) (G)	$1,349,113
Noncurrent assets	7,716,774	(1,191,298)	(B) (C) (D) (F) (G)	6,525,476

Total assets	$9,058,870	$(1,184,281)		$7,874,589

LIABILITIES AND PARTNERS’ EQUITY

Current liabilities	$1,105,647	$65,388	(E) (D)	$1,171,035
Noncurrent liabilities	-	228,440	(D)	228,440
Partners’ equity	7,953,223	(1,478,109)	(A) (B) (C) (E) (F)	6,475,114

Total liabilities and partners’ equity	$9,058,870	$(1,184,281)		$7,874,589

	Year ended December 31, 2003
	Previously
STATEMENT OF OPERATIONS	reported	Adjustments		Restated

Power generation revenue	$3,504,496	$28,564	(A)	$3,533,060
Cost of revenues	3,244,782	98,830	(C)(D) (F)	3,343,612

Gross profit (loss)	259,714	(70,266)		189,448

Operating expenses	16,993	1,427,726	(B) (E)	1,444,719

Income (loss) from operations	242,721	(1,497,992)		(1,255,271)

Other income, net	105,620	57,121	(D)	162,741

Net income (loss)	$348,341	$(1,440,871)		$(1,092,530)

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE B (continued)

(A)
The Partnership’s accounts receivable sub-ledger originally did not reconcile to the general ledger by $28,564. The Partnership adjusted the difference by increasing trade receivables and power generation revenue by the same amount.

(B)
The Partnership previously performed an impairment test at the entity level. As a result of performing a revised SFAS No. 144 impairment test at the project level, an impairment of $530,376 and $913,703 was recorded by decreasing property, plant and equipment and electricity sales agreements, respectively, and increasing impairment expense for these amounts.

(C)
The Partnership was unable to provide supporting documentation for certain property, plant and equipment previously capitalized in 2003 and 2002. This resulted in the write-off of property, plant and equipment purchased in 2003 by $28,337, a reduction in the related accumulated depreciation by $787 and an increase in cost of revenues by $27,550.  In addition, as a result of the 2002 adjustments, property, plant and equipment decreased by $21,420, related accumulated depreciation decreased by $714 and beginning partners’ equity decreased by $20,706.

(D)
The Partnership originally netted a deferred gain of $285,560 relating to lease buy-outs with electricity sales agreements. The amount was reclassified to current and noncurrent portions of deferred revenue of $57,120 and $228,440, respectively.  As a result, electricity sales agreements increased by $495,864 and the related accumulated amortization account increased by $210,304.  In addition, the recognition of the deferred revenue of $57,121 has been reclassified from cost of revenues to other income in the statement of operations.

(E)
The Partnership overaccrued $16,353 and underaccrued $24,621 of accounting fees for the years ended December 31, 2003 and 2002, respectively. The 2003 overaccrual of $16,353 was recorded as a reduction to accounts payable and general and administrative expenses. The 2002 underaccrual increased accounts payable and decreased beginning partners’ equity by $24,621.

(F)
The Partnership incorrectly recognized depreciation expense of $8,089 in 2002 that should have been recognized in 2003. The correction of the error in 2003 resulted in increased depreciation expense and beginning partners’ equity.  In addition, in 2003, the Partnership’s depreciation expense was understated by $6,071. The Partnership recorded the adjustment of $6,071 by increasing depreciation expense and accumulated depreciation.

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE B (continued)

(G)	The Partnership originally recorded $21,547 of Federal Energy Regulatory Commission license in current assets. The amount was reclassified to noncurrent assets.

The Partnership restated 2002 amounts by decreasing partners’ equity as of January 1, 2003 by $37,238.  Following is the summary of adjustments recorded to partners’ equity as of January 1, 2003: (a) write-off of property, plant and equipment, net of accumulated depreciation of $20,706, (b) depreciation expense of $8,089 incorrectly recorded in 2002 instead of 2003, and (c) underaccrual of accounting fees of $24,621.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.    Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Partnership to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Partnership evaluates its estimates, including bad debts, recoverable value of property, plant and equipment, electricity sales agreements and recordable liabilities for litigation and other contingencies. The Partnership bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

2.    Cash and Cash Equivalents

The Partnership considers all highly liquid investments with maturities when purchased of three months or less as cash and cash equivalents. Cash balances with banks as of December 31, 2005, 2004 and 2003, exceed insured limits by approximately $668,000, $0 and $77,000, respectively.

3.    Trade Receivables

Trade receivables are recorded at invoice price in the period in which the related revenues are earned and do not bear interest. No allowance for bad debt expense was provided based upon historical write-off experience, evaluation of customer credit condition and the general economic status of the customer.

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE C (continued)

4.    Revenue Recognition

Power generation revenue is recorded in the month of delivery, based on the estimated volumes sold to customers at rates stipulated in the electricity sales agreement. Adjustments are made to reflect actual volumes delivered when the actual volumetric information subsequently becomes available. Final billings did not vary significantly from estimates.

5.    Impairment of Long-Lived Assets and Intangibles

The Partnership evaluates intangibles and long-lived assets, such as property, plant and equipment, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is made by comparing the carrying value of an asset to the estimated undiscounted cash flows attributable to that asset.  If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the estimated fair value of the asset, which is based on the estimated future cash flows discounted at the estimated cost of capital.

6.    Property, Plant and Equipment

Property, plant and equipment, consisting of hydro-electric generation facilities (“HEGFs”), equipment, vehicles and construction in progress are stated at cost. Renewals and betterments that increase the useful lives of the assets are capitalized.  Repair and maintenance expenditures are expensed as incurred.

The Partnership uses the straight-line method of depreciation over the estimated useful life of the assets:

HEGFs	30 - 50 years
Equipment	5 years
Vehicles	5 years

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE C (continued)

7.    Significant Customers

During 2005, 2004 and 2003, the Partnership’s one largest customer accounted for 84.1%, 84.8% and 82.2% of total revenue, respectively.

8.    Income Taxes

No provision is made for income taxes in the accompanying financial statements as the net income (loss) of the Partnership is passed through and included in the income tax returns of the respective partners.

9.     Reclassification

Certain items in previously issued financial statements have been reclassified for comparative purposes. This had no effect on net income or loss.

 10.     New Accounting Standards and Disclosures

FIN 45

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others.”  FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002.  The Partnership adopted FIN 45 during the fourth quarter of 2002, with no material impact to the financial statements.

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE C (continued)

SFAS No. 154

In May 2005, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections.”  SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.”  This statement changes the requirements for the accounting for, and reporting of, a change in accounting principle and applies to all voluntary changes in accounting principle, as well as changes pursuant to accounting pronouncements that do not include transition rules.  Under SFAS No. 154, changes in accounting principle must be applied retrospectively to prior periods’ financial statements, on the earliest practicable date, as the required method for reporting a change in accounting principle.  The Partnership adopted SFAS No. 154 effective December 15, 2005, with no material impact to the financial statements.

NOTE D - IMPAIRMENT OF LONG-LIVED ASSETS AND INTANGIBLES

The Partnership performed annual impairment assessments for each of the years ended December 31, 2005, 2004 and 2003 and noted that the carrying value exceeded the estimated fair value of the asset. As a result, the Partnership recorded impairments of property, plant and equipment of $119,298, $158,033 and $530,376 and impairments of electricity sales agreements of $190,864, $197,098 and $913,703, for the years ended December 31, 2005, 2004 and 2003, respectively.

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE E - PROPERTY, PLANT AND EQUIPMENT

At December 31, 2005, 2004 and 2003, property, plant and equipment at cost and accumulated depreciation were:

	2005	2004	2003
			(Restated)

HEGFs	$1,475,709	$1,595,007	$1,596,692
Equipment	75,894	56,610	36,361
Vehicles	147,507	147,507	-
Construction in progress	155,000	-	147,949

	1,854,110	1,799,124	1,781,002
Less: Accumulated depreciation	(457,118)	(378,349)	(322,201)

	$1,396,992	$1,420,775	$1,458,801

For the years ended December 31, 2005, 2004 and 2003, the Partnership recorded depreciation expense of $78,769, $56,148 and $79,485, respectively, which is included in cost of revenues.

NOTE F - ELECTRICITY SALES AGREEMENTS

At December 31, 2005, 2004 and 2003, the gross and net amounts of intangible assets were:

	2005	2004	2003
			(Restated)

Electricity sales agreements - gross	$12,009,709	$12,200,573	$12,397,671
Less: Accumulated amortization expense	(9,151,215)	(8,319,550)	(7,452,785)

Electricity sales agreements - net	$2,858,494	$3,881,023	$4,944,886

A portion of the purchase price of the Maine Hydro Projects was assigned to the electricity sales agreements and is being amortized over the duration of the contracts (11 to 21 years) on a straight-line basis. During the years ended December 31, 2005, 2004 and 2003, the Partnership recorded amortization expense of $831,665, $866,765 and $1,064,676, respectively, which is included in cost of revenues.

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE F (continued)

The Partnership expects to record amortization expense during the next five years as follows:

Year ended December 31,

2006	$765,994
2007	762,283
2008	601,870
2009	103,997
2010	103,997

NOTE G - LOANS PAYABLE

During 2004, the Partnership entered into various loan agreements aggregating $147,507 at terms of two to four years and interest rates from 4.99% to 6.99% for the purchase of vehicles.  Payments of principal and interest are made monthly. Following is the summary of the loans payable at December 31, 2005 and 2004:

	2005	2004

Loans payable	$39,645	$106,698
Less: Current portion	(27,434)	(67,053)

Total noncurrent portion	$12,211	$39,645

Remaining scheduled repayments of the loans payable at December 31, 2005 are as follows:

Year ended December 31,

2006	$27,434
2007	7,154
2008	5,057

$39,645

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE H - LEASE COMMITMENTS

The Partnership leases land on the sites of two of its projects under non-cancelable operating leases expiring in June 2078.  In the case of the Upper Barker project, both the expected life of the project and the term of the ground lease associated with the project extend for a significant period beyond the termination date of the Partnership.  Management believes that, prior to the termination of the Partnership, it will have ample opportunity to provide for the ownership of the project and the satisfaction of the lease obligation during the period following the termination of the Partnership.  Total monthly payments are the greater of $1,396 or a percentage of the revenue generated from the hydroelectric project.  At December 31, 2005, the future minimum rental payments required under these leases are as follows:

Year ended December 31,

2006	$16,752
2007	16,752
2008	16,752
2009	16,752
2010	16,752
Thereafter	1,130,760

$1,214,520

Rent expense pursuant to these agreements for the years ended December 31, 2005, 2004 and 2003 was $168,328, $80,418 and $81,926, respectively.

NOTE I - FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2005, 2004 and 2003, the carrying value of the Partnership’s cash and cash equivalents, trade receivables, due to/from affiliates, accounts payable and accrued expenses and loans payable approximates their fair value.  The fair value of the letter of credit does not differ materially from its carrying value.

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE J - MANAGEMENT AGREEMENT

Following their purchase by the Partnership, the Maine Hydro Projects were operated by a subsidiary of Enel North America, Inc. (“Enel Subsidiary”) under an Operation, Maintenance and Administrative Agreement (“OM&A Agreement”) dated December 23, 1996 and expiring on June 30, 2006.  Under the terms of the OM&A Agreement, the Enel Subsidiary agreed to provide certain services to the Partnership and the Partnership agreed to pay the Enel Subsidiary (i) a fixed fee for certain administration and management services, (ii) an amount for certain services at hourly rates for actual hours worked by the Enel Subsidiary employees and (iii) an amount equal to the out-of-pocket expenses incurred by the Enel Subsidiary in performing the services specified in the OM&A Agreement.

The fixed fee for administration and management services was adjusted on June 30 of each year for inflation. The Partnership recorded $356,754 of expense for administration and management services under this arrangement for the year ended December 31, 2003.  The Partnership was also subject to an annual incentive fee equal to 50% of the net cash flow in excess of a target amount.  The maximum incentive fee payable in any year was $112,500.  No incentive fee was paid for the year ended December 31, 2003.

In early 2004, a dispute arose with respect to the services performed by the Enel Subsidiary pursuant to the OM&A Agreement.  On April 30, 2004, the Partnership and the Enel Subsidiary agreed to a settlement of the dispute under which: (a) the OM&A Agreement was terminated effective April 30, 2004 without further obligation or liability, (b) the Enel Subsidiary agreed to pay $500,000 in damages to the Partnership, and (c) the Enel Subsidiary agreed to cancel $405,109 in outstanding amounts owed by the Partnership to the Enel Subsidiary at the time of the settlement.  In 2004, the Partnership recognized the $500,000 in damages and the $405,109 in cancelled liabilities as other income in the statements of operations.

NOTE K - RELATED PARTY TRANSACTIONS

Effective May 1, 2004, pursuant to an Operating Agreement with the Partnership (the “Operating Agreement”), RPM began to provide management, purchasing, engineering, planning and administrative services to the Partnership. RPM charges the Partnership at its cost for these services and for the allocable amount of certain overhead items.  Allocations of costs are on the basis of identifiable direct costs, time records or in proportion to amounts invested in projects managed by RPM.  During the years ended December 31, 2005 and 2004, RPM charged the Partnership $349,100 and $354,321, respectively, for overhead items allocated in proportion to the amount invested in projects managed.  RPM also charged the Partnership for all direct operating and nonoperating expenses incurred during the periods under the term of the Operating Agreement.

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE K (continued)

Additionally, the Partnership records noninterest-bearing advances from and due to other affiliates in the ordinary course of business.  At December 31, 2005, 2004 and 2003, the Partnership had outstanding payables and receivables, with the following affiliates:

	December 31,			December 31,
	2005	2004	2003	2005	2004	2003
		Due from			Due to

RPM	$-	$-	$-	$283,855	$380,404	$117,619
Trust IV	-	164,321	-	72,977	-	644,405
Trust V	-	146,670	355,945	43,674	-	-
Other affiliates	-	-	-	-	-	70,000

	$-	$310,991	$355,945	$400,506	$380,404	$832,024

NOTE L - COMMITMENTS AND CONTINGENCIES

The Partnership operates facilities which qualify as small power production facilities under the Public Utility Regulatory Policies Act (“PURPA”).  PURPA requires that each electric utility company, operating at the location of a small power production facility, as defined, purchase the electricity generated by such facility at a specified or negotiated price.  For the years ended December 31, 2005, 2004 and 2003, the Partnership sells substantially all of its electrical output to two public utility companies, CMP and BHC, pursuant to long-term electricity sales agreements.  The Partnership has twelve contracts with CMP, of which one expires in July 2007 (see Note M) and eleven expire in December 2008.  Each has provisions for renewal or extension subject to agreement of both parties.  The Partnership has two electricity sales agreements with BHC, which expire in December 2014 and February 2017.  The Partnership is required to maintain a standby letter of credit in the amount of $99,250 under the long-term electricity sales agreements, which is provided under and collateralized by an RRP line of credit facility.

The Partnership is subject to legal proceedings involving ordinary and routine claims related to its business.  The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements.  Estimates for losses from litigation are disclosed if considered reasonably possible and accrued if considered probable after consultation with outside counsel.  If estimates of potential losses increase or the related facts and circumstances change in the future, the Partnership may be required to record additional litigation expense.

Ridgewood Maine Hydro Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE M - SUBSEQUENT EVENTS

The Partnership, on behalf of its Pittsfield Project, is a signatory to the Kennebec Hydro Developers Group Agreement (“KHDG Agreement”), which is an agreement among many diverse parties with similarly diverse interests regarding development on the Kennebec and Sebasticook Rivers in the State of Maine.  Signatories include not only hydroelectric developers, such as the Pittsfield Project, but also Federal and State government agencies as well as environmental groups. According to the KHDG Agreement, owners of certain hydroelectric facilities, including the Pittsfield Project, are required to install fish passages at their facilities, which would allow certain species of fish adequate passage on the river and which must be approved by certain Federal and State agencies and other organizations.  The Partnership’s plan for a fish passage at the Pittsfield Project was approved by the applicable Federal and State agencies.  The Partnership entered into an agreement with a contractor on May 24, 2005 to construct the passage.  The terms of the agreement provided for progress payments to be made by the Partnership in the form of cash and construction notes, the latter being secured by a standby letter of credit provided by RRP.  The fish passage was completed and operational by the second quarter of 2006 at a cost of approximately $1,474,000 and the Partnership chose to pay the entire cost of the fish ladder in cash including repayments of the notes in full.

On April 2, 2007, CMP elected not to extend the electric sales agreement with one of the Maine Hydro Projects and therefore the electricity sales agreement will terminate on July 31, 2007.  The Partnership plans to sell the electricity at open market prices after July 31, 2007.